[Emulex Corporation letterhead]
June 29, 2009
VIA EDGAR
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Additional Definitive Soliciting Materials filed on June 15, 2009 File No. 001-31353
Dear Mr. Duchovny:
          On behalf of Emulex Corporation (the “Company”), this letter is being sent to you to address the comment relating to the Additional Definitive Soliciting Materials filed on June 15, 2009 (the “Soliciting Materials”) received from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated June 19, 2009 (the “Staff Letter”). The comment in the Staff Letter has been incorporated into this response letter for your convenience.
Additional Definitive Soliciting Materials filed on June 19, 2009
1. Please refer to the letter to stockholders dated June 15, 2009. It does not appear that your presentation of non-GAAP earnings per share of $1.45 for fiscal year 2012 complies with Rule 100(a)(1) of Regulation G. Please revise or advise.
          Emulex Response
          The Company respectfully submits that its presentation of the $1.45 non-GAAP financial measure (the “Non-GAAP Financial Measure”) complies with Rule 100(a)(1) of Regulation G. As disclosed in the Soliciting Materials under the heading “Forward-Looking Non-GAAP Financial Measures,” the Non-GAAP Financial Measure is forward-looking in nature. As permitted by Rule 100(a)(2) of Regulation G, the Company has not provided a reconciliation to the most directly comparable GAAP financial measure due to the variability and difficulty in making accurate forecasts and projections or certain information not being ascertainable or accessible, resulting in the Company not having available all of the information necessary for a quantitative reconciliation of the Non-GAAP Financial Measure to the most directly comparable GAAP financial measure without unreasonable efforts. The Company has, however, disclosed

Daniel F. Duchovny
June 29, 2009

the types of adjustments that have been made in providing the Non-GAAP Financial Measure. In addition to not being able to provide a reconciliation, the Company is thus not able to provide the most directly comparable GAAP financial measure for precisely the same reasons that it is not able to provide a reconciliation. While Rule 100(a)(1) of Regulation G does not specifically have the same carve-out for such forward-looking non-GAAP financial measures, in this instance, such carve-out must necessarily also apply to the requirement in Rule 100(a)(1) to provide the most directly comparable GAAP financial measure because the information necessary to provide a reconciliation is also needed to calculate the most directly comparable GAAP financial measure itself.
          In the adopting release for Regulation G, commenters also noted to the Commission that providing the directly comparable GAAP financial measure would not be possible in particular instances:
Three commenters in the group that we contacted indicated that they present forward-looking non-GAAP financial measures in earnings releases. Those companies indicated that they do not have the most directly comparable GAAP financial measure available at the time they prepare their non-GAAP measure because they are unable to quantify certain amounts that would be required to be included in the GAAP measure.69 However, those companies would be able to explain, at the date the forward-looking non-GAAP financial measure is released, the types of gains, losses, revenues or expenses that would need to be added to or subtracted from the non-GAAP financial measure to arrive at the most directly comparable GAAP measure, even though they cannot quantify all of those items. The companies indicated that if they were to be required to quantify the reconciling items between the non-GAAP forward-looking financial measure and the most directly comparable GAAP financial measure, it would be very difficult and may result in the company deciding not to provide the non-GAAP financial measure to the public. Regulation G requires that, for forward-looking measures, the reconciliation between non-GAAP and GAAP financial measures must be quantitative “to the extent available and without unreasonable efforts.” Accordingly, we do not believe Regulation G will impose significant additional costs on registrants with respect to reconciling forward-looking non-GAAP and GAAP financial measures.1 (emphasis added)

[1]	See Release No. 33-8176 (January 22, 2003) at Part IV.B. Footnote 69 of the Regulation G adopting release further indicates
For example, one company that uses a non-GAAP financial measure derived from net income told us that it excludes realized capital gains and losses, gains and/or losses on dispositions of operations, and accounting changes in preparing its non-GAAP financial measure, because it is unable to forecast with any degree of comfort the amounts that would be recorded under GAAP for these items.

Daniel F. Duchovny
June 29, 2009

Accordingly, it appears that the Commission has recognized that providing the directly comparable GAAP financial measure is not possible in circumstances substantially similar to the instant case.
          Based on the foregoing, the Company respectfully believes that it has complied with the requirements of Regulation G in connection with its presentation of the Non-GAAP Financial Measure.
* * * * *
          Please direct any questions regarding this response letter to Michelle A. Hodges or David C. Lee, of Gibson, Dunn & Crutcher LLP, the Company’s outside counsel, whose contact information is indicated on the cover page of the Company’s Schedule 14D-9 initially filed on May 15, 2009.
Very truly yours,
/s/ Randall G. Wick
Randall G. Wick
Senior Vice President, General Counsel

cc:	Jonathan K. Layne, Gibson, Dunn & Crutcher LLP Michelle A. Hodges, Gibson, Dunn & Crutcher LLP David C. Lee, Gibson, Dunn & Crutcher LLP